Exhibit 99.1

19 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 18 June, 2012 it purchased for cancellation 20,000 Ordinary Shares, at an average price of $21.5207.

Following the cancellation of these shares, the Company will have 59,749,059 Ordinary Shares in issue.